Putnam Investments
One Post Office Square
Boston, MA 02109
October 9, 2009

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Putnam International Equity Fund (Reg. No. (333-37214) (811-06190))

Ladies and Gentlemen:

As requested by the Staff of the Commission, we are submitting a proposed response to a comment from the Staff on the fund’s prospectus contained in Post-Effective Amendment No. 19, which was filed pursuant to Rule 485(a) on August 20, 2009.

Comment: Who oversees and manages the fund? – The fund’s investment manager discloses that Putnam Management has retained two affiliates to manage separate portions of the assets of the fund as sub-advisers. Please clarify the role of these affiliates and identify the portfolio managers of those portions of the fund.

Response: From time to time, Putnam Management may wish, in managing the fund, to avail itself of Putnam investment professionals who are located outside the United States. These Putnam professionals would, for local regulatory reasons, be employees of one of the two affiliates referred to in your comment, not employees of Putnam Management. So that the relocation of Putnam’s investment professionals around the world or the utilization of a portfolio manager already based outside the United States will not disrupt management of the fund’s portfolio, Putnam Management has retained these two affiliates to provide investment management services as needed.

No assets of the fund currently are designated for management by the sub-advisers. Thus, no personnel of the sub-advisers are identified in the prospectus as portfolio managers of the fund. We confirm that, whenever personnel of the sub-advisers have primary responsibility for the day-to-day management of the fund’s portfolio, we will make the appropriate disclosures.

We propose to revise the disclosure as follows to avoid any implication that these sub-advisory agreements are activated at all times.

Putnam Management has retained its affiliate Putnam Investments Limited (PIL) to make investment decisions for such fund assets as may be designated from time to time for its management by Putnam Management. Putnam Management (and not the fund) will pay a quarterly sub-management fee to PIL for its services at the annual rate of 0.35% of the average aggregate net asset value of any fund assets managed by PIL. PIL, which provides a full range of international investment advisory services to institutional clients, is located at Cassini House, 57-59 St James’s Street, London, England, SW1A 1LD.

Putnam Management and PIL have retained their affiliate The Putnam Advisory Company, LLC (PAC) to make investment decisions for such fund assets as may be designated from time to time for its management by Putnam Management or PIL, as applicable. Putnam Management or PIL, as applicable (and not the fund), will pay a quarterly sub-advisory fee to PAC for its services at the annual rate of 0.35% of the average aggregate net asset value of any fund assets managed by PAC. PAC, which provides financial services to institutions and individuals through separately-managed accounts and pooled investment vehicles, has its headquarters at One Post Office Square, Boston, MA 02109, with additional investment management personnel located in Singapore.

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Pursuant to these arrangements, Putnam investment professionals who are based in foreign jurisdictions may serve as portfolio managers of the fund or provide other investment services, consistent with local regulations.

Any comments or questions on this filing may be directed to the undersigned at 1-800-225-2465, Ext. 14824.

Very truly yours,

Anne Marie Duffy
Vice President and Counsel

cc: James E. Thomas, Esq.

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